CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 37 to Registration Statement No. 333-176976 on Form N-1A of our report dated December 23, 2015, relating to the financial statements and financial highlights of First Trust Preferred Securities and Income ETF, First Trust Managed Municipal ETF, First Trust Long/Short Equity ETF, and First Trust Emerging Markets Local Currency Bond ETF, appearing in the Annual Reports on Form N-CSR for First Trust Exchange-Traded Fund III as of and for the year or period ended October 31, 2015, and to the references to us under the headings "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" and "Financial Statements" in the Statement of Additional Information, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
February 26, 2016